Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges on a consolidated basis for each of the periods indicated. For the purposes of completing the ratio of earnings to fixed charges, earning are defined as income (loss) before income taxes plus fixed charges. Fixed charges consist of interest expense (including capitalized interest) and the portion of rental expense that is representative of the interest factor.

	For the Year Ended December 31,
	2017	2016	2015
Earnings:
Loss before income taxes	$(87)	$(264)	$(349)
Fixed charges	190)	188	182
Capitalized interest	(2)	(3)	(6)
Total earnings (loss)	$101	$(79)	$(173)

Fixed Charges:
Interest expense	$168	$168	$155
Amortization of deferred debt issuance costs and discount on debt	15	11	11
Other	7	9	16
Capitalized interest	2	3	6
Total fixed charges	$192	$191	$188

Inadequate earnings (a)	$91	$270	$361

(a) The ratio coverage in 2017, 2016 and 2015 was less than 1:1. We would have needed to generate additional earnings of $91 million, $270 million and $361 million to achieve a coverage of 1:1 in 2017, 2016 and 2015, respectively.